Exhibit 99.1

Interim Report
As of and for the three and nine months ended September 30, 2017

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.
All references in this Interim Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Forward-Looking Statements
This Interim Report, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “target,” “objective,” “goal,” “plan,” “design,” “forecast,” “projection,” “prospects,” or similar terms that are used to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy; the Group's ability to expand certain of the Group's brands internationally; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the Group's ability to enrich its product portfolio and offer innovative products; the high level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers and risks associated with financial services companies; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Interim Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A. and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

Nine months ended September 30			Three months ended September 30
2017	2016	(€ million, except shipments, which are in thousands of units, and per share amounts)	2017	2016
3,493	3,487	Combined shipments(1)	1,123	1,123
3,267	3,327	Consolidated shipments(2)	1,051	1,066
82,058	81,299	Net revenues	26,414	26,836
5,160	4,507	Adjusted EBIT(3)	1,758	1,500
2,706	1,405	Net profit	910	606
2,673	1,977	Adjusted net profit(4)	922	740
		Earnings per share(5)
1.755	0.920	Basic earnings per share (€)	0.593	0.402
1.734	0.890	Diluted earnings per share (€)	0.584	0.388

(€ million, except number of employees)	At September 30, 2017	At December 31, 2016
Net debt(6)	(6,313)	(6,568)
Of which: Net industrial debt(6)	(4,405)	(4,585)
Total Equity	20,461	19,353
Equity attributable to owners of the parent	20,304	19,168
Available liquidity(7)	19,547	23,801
Number of employees	237,771	234,499
__________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections —Non-GAAP measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections —Non-GAAP measures and Group Results in this Interim Report for further discussion.
(5) Refer to Note 18, Earnings per share, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.
(6) Refer to sections —Non-GAAP measures, Group Results and Liquidity and Capital Resources in this Interim Report for further discussion.
(7) Refer to section —Liquidity and Capital Resources in this Interim Report for further discussion.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Net debt, Net industrial debt, Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.

Net debt and Net industrial debt: Refer to the section —Liquidity and Capital Resources below for further discussion.

Adjusted EBIT: excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). Refer to the sections —Group Results and —Results by Segment below for further discussion.

Adjusted net profit: is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. Refer to the section —Group Results below for further discussion.

Constant Exchange Rate: The discussions within the sections —Group Results and —Results by Segment below include information about our results at constant exchange rates, which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (refer to Note 1, Basis of Preparation in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report for information on the exchange rates applied). We believe that such results which exclude the effect of currency fluctuations year-on-year, provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016.

	Nine months ended September 30		Three months ended September 30
(€ million)	2017	2016	2017	2016
Net revenues	€82,058	€81,299	€26,414	€26,836
Cost of revenues	69,363	69,928	22,280	22,971
Selling, general and other costs	5,459	5,477	1,712	1,824
Research and development costs	2,481	2,354	781	789
Result from investments	305	221	103	80
Reversal of a Brazilian indirect tax liability	895	—	—	—
Gains on disposal of investments	76	13	27	8
Restructuring costs/(reversal)	89	66	10	(1)
Net financial expenses	1,126	1,531	321	528
Profit before taxes	4,816	2,177	1,440	813
Tax expense	2,110	772	530	207
Net profit	€2,706	€1,405	€910	€606
Net profit attributable to:
Owners of the parent	€2,693	€1,391	€911	€608
Non-controlling interests	€13	€14	€(1)	€(2)
Net revenues

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€82,058	€81,299	0.9%	0.4%	Net revenues	€26,414	€26,836	(1.6)%	2.2%
See —Results by Segment below for a discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
Cost of revenues

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€69,363	€69,928	(0.8)%	(1.4)%	Cost of revenues	€22,280	€22,971	(3.0)%	0.6%
84.5%	86.0%			Cost of revenues as % of Net Revenues	84.3%	85.6%
Cost of revenues for the three months ended September 30, 2017 was lower than in the corresponding period in 2016, with decreases due to (i) foreign currency translation effects, (ii) lower volumes and (iii) the final settlement of insurance recoveries relating to the Tianjin (China) port explosions in Q3 2015 (refer to Results by Segment - APAC), partially offset by (iv) mix, (v) higher manufacturing costs due to the NAFTA capacity realignment plan and (vi) increased warranty costs in NAFTA.

Cost of revenues for the nine months ended September 30, 2017 decreased compared to the corresponding period in 2016, with decreases due to (i) lower volumes, (ii) purchasing savings, (iii) the final settlement of insurance recoveries relating to Tianjin and (iv) the charges recognized in 2016 for the estimated costs of recall campaigns related to an industry-wide recall for airbag inflators manufactured by Takata Corporation, partially offset by increases due to (v) mix, (vi) foreign currency translation effects and (vii) higher manufacturing costs due to the NAFTA capacity realignment plan. Increases in LATAM, EMEA and Maserati were offset by decreases in NAFTA and APAC.
For the nine months ended September 30, 2017, the decrease in Cost of revenues in NAFTA was primarily attributable to the decrease in volumes, purchasing savings, as well as the estimated costs related to an industry wide recall for airbag inflators manufactured by Takata Corporation that were recorded in 2016, which were partially offset by mix and foreign currency translation effects. The increase in Cost of revenues in LATAM was primarily due to an increase in volumes, vehicle mix and foreign currency translation effects, while, the increases in Cost of revenues in EMEA and Maserati were primarily attributable to increases in volumes. The decrease in Cost of revenues in APAC was mainly due to lower volumes, mix and the Tianjin insurance recoveries referred to above.
Selling, general and other costs

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€5,459	€5,477	(0.3)%	(1.5)%	Selling, general and other costs	€1,712	€1,824	(6.1)%	(4.2)%
6.7%	6.7%			Selling, general and other costs as % of Net revenues	6.5%	6.8%
Selling, general and other costs include advertising, personnel and other costs. Advertising costs accounted for 46.7 percent of total Selling, general and other costs for both the three months ended September 30, 2017 and 2016, and 46.1 percent and 46.8 percent for the nine months ended September 30, 2017 and 2016, respectively.
The decrease in Selling, general and other costs for the three months ended September 30, 2017 compared to the corresponding period in 2016 was primarily due to foreign currency translation effects, cost efficiencies and lower advertising costs. Selling, general and other costs for the nine months ended September 30, 2017 were consistent compared to the corresponding period in 2016, primarily due to lower advertising costs, largely offset by foreign currency translation effects.
Research and development costs

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual
€1,281	€1,251	2.4%	1.9%	Research and development expenditures expensed	€412	€389	5.9%	10.3%
1,150	1,096	4.9%	3.8%	Amortization of capitalized development expenditures	334	393	(15.0)%	(12.5)%
50	7	n.m.	n.m.	Impairment and write-off of capitalized development expenditures	35	7	n.m.	n.m.
€2,481	€2,354	5.4%	4.5%	Total Research and development costs	€781	€789	(1.0)%	2.4%
_______________________________________
n.m. - number is not meaningful

Nine months ended September 30			Three months ended September 30
2017	2016		2017	2016
1.6%	1.5%	Research and development expenditures expensed as % of Net revenues	1.6%	1.4%
1.4%	1.3%	Amortization of capitalized development expenditures as % of Net revenues	1.3%	1.5%
0.1%	—%	Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%	—%
3.0%	2.9%	Total Research and development cost as % of Net revenues	3.0%	2.9%

The decrease in amortization of capitalized development expenditures during three months ended September 30, 2017 compared to the corresponding periods in 2016 was mainly attributable to the changes in the expected lifecycle of certain models. The increase in amortization of capitalized development expenditures during nine months ended September 30, 2017 compared to the corresponding periods in 2016 was mainly attributable to the all-new Maserati Levante, all-new Alfa Romeo Giulia, all-new Alfa Romeo Stelvio, all-new Jeep Compass and all-new Fiat Argo. The impairment and write-off of capitalized development expenditures during the three and nine months ended September 30, 2017 mainly related to product portfolio changes in LATAM and in EMEA.
Total research and development expenditures for the three and nine months ended September 30, 2017 and 2016 were as follows:

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€1,942	€1,794	8.2%	Capitalized development expenditures	€591	€589	0.3%
1,281	1,251	2.4%	Research and development expenditures expensed	412	389	5.9%
€3,223	€3,045	5.8%	Total Research and development expenditures	€1,003	€978	2.6%

60.3%	58.9%		Capitalized development expenditures as % of Total Research and development expenditures	58.9%	60.2%
3.9%	3.7%		Total Research and development expenditures as % of Net revenues	3.8%	3.6%
The increase in capitalized development expenditures during the three and nine months ended September 30, 2017 compared to the corresponding periods in 2016 was mainly related to operations in NAFTA and partially offset by a decrease in LATAM.
Reversal of a Brazilian indirect tax liability
In June 2017, the Group reversed a Brazilian indirect tax liability of €895 million, reflecting recent court decisions. As this liability related to the Group’s Brazilian operations in multiple segments and given the significant and unusual nature of the item, it was not attributed to the results of the related segments and was excluded from Group Adjusted EBIT (refer to Note 13, Other liabilities) for the nine months ended September 30, 2017.
Net financial expenses

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€1,126	€1,531	(26.5)%	Net financial expenses	€321	€528	(39.2)%
The decrease in Net financial expenses during the three and nine months ended September 30, 2017 compared to the corresponding periods in 2016 was primarily due to the continuation of the planned gross debt reduction.

Tax expense

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€2,110	€772	173.3%	Tax expense	€530	€207	156.0%
The effective tax rate was 37 percent and 25 percent for the three months ended September 30, 2017 and 2016, respectively. The increase in the effective tax rate was primarily due to reduced tax credits.
The effective tax rate was 44 percent and 35 percent for the nine months ended September 30, 2017 and 2016, respectively. The increase in the effective tax rate was primarily due to reduced tax credits and a decrease of deferred tax assets in Brazil of €734 million, partially offset by tax benefits recorded on changes to prior years' tax positions and improved performance in EMEA and LATAM.
                The decrease in the deferred tax assets in Brazil is composed of:

•	€281 million related to the reversal of the Brazilian indirect tax liability mentioned above; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

                These items are excluded from Group Adjusted net profit.

Net profit

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€2,706	€1,405	92.6%	Net profit	€910	€606	50.2%
The increase in Net profit during the three and nine months ended September 30, 2017 compared to the corresponding periods in 2016 was primarily due to improved operating performance and lower Net financial expenses, partially offset by higher income taxes. Additionally, the nine months ended September 30, 2017 included the benefit of:

•
€895 million reversal of a liability, partially offset by a €281 million related decrease in deferred tax assets, related to Brazilian indirect taxes previously accrued by the Group's Brazilian subsidiaries (refer to Note 13, Other liabilities); and

•
€414 million pre-tax charge in 2016 to adjust our warranty provisions for the estimated costs of recall campaigns related to an industry-wide recall for airbag inflators manufactured by Takata Corporation.

These were partially offset by:

•	the write-off of certain deferred tax assets in Brazil of €453 million (refer to Note 5, Tax expense).

Adjusted EBIT

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER	(€ million)	2017	2016	% Actual	% CER
€5,160	€4,507	14.5%	14.7%	Adjusted EBIT	€1,758	€1,500	17.2%	23.1%
6.3%	5.5%			Adjusted EBIT margin (%)	6.7%	5.6%
The following table is the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted EBIT:

Nine months ended September 30			Three months ended September 30
2017	2016	(€ million)	2017	2016
€2,706	€1,405	Net profit	€910	€606
2,110	772	Tax expense	530	207
1,126	1,531	Net financial expenses	321	528
		Adjustments:
(895)	—	Reversal of a Brazilian indirect tax liability	—	—
135	16	Impairment expense	80	16
(68)	—	Tianjin (China) port explosions insurance recoveries	(68)	—
—	414	Recall campaigns - airbag inflators	—	—
—	157	Costs for recall - contested with supplier	—	157
—	156	NAFTA capacity realignment	—	—
89	66	Restructuring costs/(reversal)	10	(1)
—	19	Currency devaluations	—	—
43	—	Resolution of certain Components legal matters	—	—
(76)	(13)	Gains on disposal of investments	(27)	(8)
(10)	(16)	Other	2	(5)
(782)	799	Total Adjustments	(3)	159
€5,160	€4,507	Adjusted EBIT	€1,758	€1,500

The following chart presents the change in Adjusted EBIT by segment for the three months ended September 30, 2017 compared to the corresponding period in 2016.
The following chart presents the change in Adjusted EBIT by segment for the nine months ended September 30, 2017 compared to the corresponding period in 2016.
Refer to —Results by Segment below for a discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components).
Adjusted net profit

Nine months ended September 30		Increase/(Decrease)		Three months ended September 30		Increase/(Decrease)
2017	2016	2017 vs. 2016	(€ million)	2017	2016	2017 vs. 2016
€2,673	€1,977	35.2%	Adjusted net profit	€922	€740	24.6%
The increase in Adjusted net profit during the three and nine months ended September 30, 2017 compared to the corresponding periods in 2016 was primarily due to improved results in all segments, with the exception of NAFTA which decreased in the nine months ended September as described above, as well as lower Net financial expenses, partially offset by higher Tax expense. In addition to the tax-affected adjustments excluded from Adjusted EBIT, Adjusted net profit during the nine months ended September 30, 2017 excludes the decrease in deferred tax assets of €281 million related to the reversal of a liability for indirect taxes on revenue previously accrued by the Group's Brazilian subsidiaries and the write-off of deferred tax assets in Brazil of €453 million referred to above.

The following table summarizes the reconciliation of Net profit, which is the most directly comparable measure included in the Consolidated Income Statement, to Adjusted net profit:

Nine months ended September 30			Three months ended September 30
2017	2016	(€ million)	2017	2016
€2,706	€1,405	Net profit	€910	€606
(782)	799	Adjustments(1)	(3)	159
15	(227)	Tax impact on adjustments	15	(25)
281	—	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	—
453	—	Brazil deferred tax assets write-off	—	—
(33)	572	Total adjustments, net of taxes	12	134
€2,673	€1,977	Adjusted net profit	€922	€740
____________________________________
(1) Adjustments are the same items that are excluded from Adjusted EBIT.

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended September 30
(€ million, except shipments which are in thousands of units)	2017	2016	2017	2016	2017	2016
NAFTA	€16,126	€16,810	€1,286	€1,281	592	627
LATAM	2,115	1,491	59	(16)	140	111
APAC	782	861	109	21	23	22
EMEA	4,975	5,070	127	104	285	295
Maserati	821	873	113	103	11	11
Components	2,413	2,390	127	112	—	—
Other activities	164	191	(33)	(36)	—	—
Unallocated items & eliminations(1)	(982)	(850)	(30)	(69)	—	—
Total	€26,414	€26,836	€1,758	€1,500	1,051	1,066

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Nine months ended September 30
(€ million, except shipments which are in thousands of units)	2017	2016	2017	2016	2017	2016
NAFTA	€49,307	€51,425	€3,878	€3,882	1,777	1,942
LATAM	5,798	4,271	99	(5)	373	325
APAC	2,424	2,767	174	75	61	70
EMEA	16,615	15,880	505	343	1,020	966
Maserati	2,844	1,960	372	155	36	24
Components	7,599	7,139	375	309	—	—
Other activities	540	571	(134)	(116)	—	—
Unallocated items & eliminations(1)	(3,069)	(2,714)	(109)	(136)	—	—
Total	€82,058	€81,299	€5,160	€4,507	3,267	3,327
__________________________
(1) Primarily includes intercompany transactions which are eliminated in consolidation

The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three and nine months ended September 30, 2017 compared to the three and nine months ended September 30, 2016. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.
NAFTA

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
1,777	1,942	(8.5)%	—	Shipments (thousands of units)	592	627	(5.6)%	—
€49,307	€51,425	(4.1)%	(4.4)%	Net revenues (€ million)	€16,126	€16,810	(4.1)%	0.8%
€3,878	€3,882	(0.1)%	(0.4)%	Adjusted EBIT (€ million)	€1,286	€1,281	0.4%	6.0%
7.9%	7.5%	+40 bps	—	Adjusted EBIT margin (%)	8.0%	7.6%	+40 bps	—
Three months ended September 30, 2017
The Group's market share(1) in NAFTA of 11.0 percent in the three months ended September 30, 2017 reflected a decrease of 100 bps from 12.0 percent for the same period in 2016. The U.S. market share(1) of 11.3 percent reflected a decrease of 120 bps from 12.5 percent for the same period in 2016, primarily relating to reduced fleet sales.

Shipments
The decrease in NAFTA shipments in the three months ended September 30, 2017 compared to the same period in 2016 was mainly due to lower fleet volumes and discontinued vehicles, partially offset by increased shipments for the Ram brand and the all-new Alfa Romeo Stelvio and Giulia.
Net revenues
NAFTA Net revenues in the three months ended September 30, 2017 decreased compared to the same period in 2016, primarily due to:

•	€0.8 billion negative foreign exchange translation.

This was partially offset by:

•	€0.1 billion from favorable vehicle and market mix net of lower shipments.

_____________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the three months ended September 30, 2017 compared to the same period in 2016.

The increase in NAFTA Adjusted EBIT for the three months ended September 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	favorable vehicle and market mix, net of lower shipments; and

•	purchasing efficiencies.

This was partially offset by:

•	higher warranty costs for certain older model years and higher industrial costs due to capacity realignment.

Nine months ended September 30, 2017
Shipments
The decrease in NAFTA shipments in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to lower fleet volumes and the discontinuance of the Dodge Dart, Chrysler 200 and Jeep Patriot, partially offset by increased shipments for the Ram brand and the all-new Alfa Romeo Stelvio and Giulia.
Net revenues
NAFTA Net revenues in the nine months ended September 30, 2017 decreased compared to the same period in 2016, primarily due to:

•	€2.0 billion decrease from lower shipments net of favorable vehicle mix;

•	€0.2 billion from unfavorable net pricing; and

•	€0.2 billion prior year one-off residual values adjustment.

These were partially offset by:

•	€0.2 billion positive foreign exchange translation effects.

Adjusted EBIT
The following chart reflects the change in NAFTA Adjusted EBIT by operational driver for the nine months ended September 30, 2017 compared to the same period in 2016.
NAFTA Adjusted EBIT for the nine months ended September 30, 2017 was in line with the same period in 2016, with increases due to:

•	improved mix, net of lower shipments;

•	purchasing efficiencies, net of higher product costs for content enhancements; and

•	lower warranty costs, including higher supplier recoveries.

These were partially offset by:

•	unfavorable net price related to incentives and foreign exchange transaction effects;

•	higher industrial costs due to the capacity realignment plan; and

•	prior year one-off residual values adjustment (included in Other above).

LATAM

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
373	325	14.8%	—	Shipments (thousands of units)	140	111	26.1%	—
€5,798	€4,271	35.8%	24.8%	Net revenues (€ million)	€2,115	€1,491	41.9%	43.6%
€99	€(5)	n.m.	n.m.	Adjusted EBIT (€ million)	€59	€(16)	n.m.	n.m.
1.7%	(0.1)%	n.m.	—	Adjusted EBIT margin (%)	2.8%	(1.1)%	n.m.	—
____________________________
n.m. = number not meaningful

Three months ended September 30, 2017

The Group's market share(1) in LATAM decreased to 12.6 percent in the three months ended September 30, 2017 from 12.9 percent in the same period in 2016. The Group's market share in Brazil and Argentina in the three months ended September 30, 2017 decreased to 17.6 percent from 18.6 percent and increased to 12.0 percent from 11.2 percent respectively compared to the corresponding period in 2016.
Shipments
The increase in LATAM shipments in three months ended September 30, 2017 compared to the same period in 2016 was mainly due to the all-new Fiat Argo and Jeep Compass, as well as Fiat Mobi.
Net revenues
The increase in LATAM Net revenues in the three months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	increased volumes and favorable vehicle mix; and

•	higher net pricing in Argentina and lower indirect taxes in Brazil.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended September 30, 2017 compared to the same period in 2016.

____________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The increase in LATAM Adjusted EBIT for the three months ended September 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	increase in volumes and positive vehicle mix; and

•	favorable net pricing in Argentina and lower indirect taxes in Brazil.

These were partially offset by:

•	increase in product costs due to input cost inflation; and

•	higher depreciation and amortization costs related to new vehicles.

Adjusted EBIT for the three months ended September 30, 2017 excluded total charges of €29 million, of which €24 million of asset impairment charges resulting from product portfolio changes.
Nine months ended September 30, 2017
Shipments
The increase in LATAM shipments in the nine months ended September 30, 2017 compared to the same period in 2016 was mainly due to the all-new Jeep Compass and Fiat Mobi.
Net revenues
The increase in LATAM Net revenues in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	€1.1 billion from volume and mix; and

•	€0.5 billion from positive foreign currency exchange translation effects.

Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the nine months ended September 30, 2017 compared to the same period in 2016.

The increase in LATAM Adjusted EBIT for the nine months ended September 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	increase in volumes and favorable vehicle mix; and

•	favorable net pricing.

These were partially offset by:

•	increase in product costs due to input cost inflation; and

•	higher depreciation and amortization related to new vehicles.
Adjusted EBIT for the nine months ended September 30, 2017 excluded total charges of €154 million, of which €77 million related to workforce restructuring costs and €77 million to asset impairment charges resulting from product portfolio changes and to certain real estate assets in Venezuela.
Venezuela
We continue to monitor the currency exchange regulations and other factors in Venezuela to assess whether our ability to control and benefit from our Venezuelan operations has been adversely affected. As of September 30, 2017, we continue to control and therefore consolidate our Venezuelan operations. Due to the political and economic uncertainties in Venezuela, it is possible that we could lose the ability to control, and as a result we would be required to deconsolidate, our Venezuelan operations. In addition, it is possible that our Venezuelan operations may require additional financial support during the remainder of 2017, however no determination has been made as to the nature, amount, or timing of any necessary support.

APAC

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
212	170	24.7%	—	Combined shipments (thousands of units)	66	61	8.2%	—
61	70	(12.9)%	—	Consolidated shipments (thousands of units)	23	22	4.5%	—
€2,424	€2,767	(12.4)%	(11.7)%	Net revenues (€ million)	€782	€861	(9.2)%	(3.8)%
€174	€75	132.0%	144.5%	Adjusted EBIT (€ million)	€109	€21	419.0%	463.2%
7.2%	2.7%	+450 bps	—	Adjusted EBIT margin (%)	13.9%	2.4%	n.m.	—
Shipments
For the the three and nine months ended September 30, 2017, consolidated shipments increased due to localized production in India, as well as Alfa Romeo in China, which were largely offset by decreased import shipments of Jeep to China.
For the three and nine months ended September 30, 2017, combined shipments were higher as a result of the continued ramp-up in localized Jeep production through the GAC Fiat Chrysler Automobiles Co. joint venture in China (“GAC FCA JV”).
Three months ended September 30, 2017
Net revenues
The decrease in APAC Net revenues in the three months ended September 30, 2017 compared to the same period in 2016 was primarily due to lower parts and components sales and foreign exchange translation effects.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended September 30, 2017 compared to the same period in 2016.

APAC Adjusted EBIT in the three months ended September 30, 2017 increased compared to the same period in 2016 primarily due to:

•	insurance recoveries of €87 million relating to the Tianjin (China) port explosions in Q3 2015, included within Other above;

•	higher volumes and positive vehicle mix; and

•	favorable net pricing.

These were partially offset by:

•	higher industrial costs from negative foreign exchange transaction effects; and

•	launch costs related to the Alfa Romeo brand.

On August 12, 2015, a series of explosions which occurred at a container storage station at the Port of Tianjin,
China, impacted several storage areas containing approximately 25,000 FCA branded vehicles, of which approximately
13,300 were owned by FCA and approximately 11,400 vehicles were previously sold to our distributor. As a result of the explosions, nearly all of the vehicles at the Port of Tianjin were affected and some were destroyed. We also incurred the cost of repair and incremental incentives relating to the sale of damaged vehicles.

Insurance recoveries of €155 million were recognized in the three months ended September 30, 2017 relating to the final settlement of the Tianjin (China) port explosions. Insurance recoveries are excluded from Adjusted EBIT to the extent the insured loss to which the recovery relates was excluded from Adjusted EBIT. Insurance recoveries are included in Adjusted EBIT to the extent they relate to costs, increased incentives or business interruption losses that were included in Adjusted EBIT. Through September 30, 2017, insurance recoveries of €68 million were excluded from Adjusted EBIT. For the year ended December 31, 2016, gross insurance recoveries of €70 million were excluded from Adjusted EBIT and no significant insurance recoveries related to Tianjin were recognized in Adjusted EBIT.

Nine months ended September 30, 2017
Net Revenues
The decrease in APAC Net revenues in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily due to lower consolidated shipments, as well as lower parts and components sales.
Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the nine months ended September 30, 2017 compared to the same period in 2016.

The increase in APAC Adjusted EBIT in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	insurance recoveries of €93 million relating to the Tianjin (China) port explosions in Q3 2015, included within Other above;

•	favorable vehicle mix, net of lower consolidated shipments; and

•	improved results from the GAC FCA JV, included within Other above.

These were partially offset by:

•	launch costs mainly related to the Alfa Romeo brand; and

•	higher industrial costs from negative foreign exchange transaction effects.

EMEA

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
1,020	966	5.6%	—	Shipments (thousands of units)	285	295	(3.4)%	—
€16,615	€15,880	4.6%	5.2%	Net revenues (€ million)	€4,975	€5,070	(1.9)%	(1.0)%
€505	€343	47.2%	46.1%	Adjusted EBIT (€ million)	€127	€104	22.1%	20.6%
3.0%	2.2%	+80 bps	—	Adjusted EBIT margin (%)	2.6%	2.1%	+50 bps	—
Three months ended September 30, 2017
In the three months ended September 30, 2017, the Group's market share(1) in the European Union for passenger cars increased 10 bps to 6.2 percent from 6.1 percent in the same period in 2016, while the Group's market share for light commercial vehicles decreased by 10 bps to 10.9 percent from 11.0 percent.
Shipments
The decrease in EMEA shipments in the three months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to market conditions in the UK and reduced LCV fleet shipments in Italy due to a non-repeat of a large transaction in the prior year, partially offset by the all-new Jeep Compass and Alfa Romeo Stelvio.
Net revenues
The decrease in EMEA Net revenues in the three months ended September 30, 2017 compared to the same period in 2016 was mainly attributable to:

•	lower volumes; and

•	unfavorable net pricing, including negative foreign exchange transaction effect from the British Pound sterling.

These were partially offset by:

•	positive vehicle mix.

___________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended September 30, 2017 compared to the same period in 2016.

The increase in EMEA Adjusted EBIT in the three months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	positive vehicle mix; and

•	lower industrial costs mainly due to manufacturing and purchasing cost efficiencies, partially offset by increased costs for Alfa Romeo; and

•	lower SG&A expenses due to cost containment.

These were partially offset by:

•	unfavorable net pricing, including negative foreign exchange transaction effects from the British Pound sterling.

Adjusted EBIT for the three months ended September 30, 2017 excluded total charges of €56 million for asset impairments relating to changes in product portfolio.

Nine months ended September 30, 2017
In the nine months ended September 30, 2017, the Group's market share(1) in the European Union for passenger cars increased 20 bps to 6.8 percent from 6.6 percent in the same period in 2016, while the Group's market share for light commercial vehicles increased 10 bps to 11.7 percent from 11.6 percent in the same period in 2016.
Shipments
The increase in EMEA shipments in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to the Fiat Tipo family, all-new Alfa Romeo Stelvio, all-new Jeep Compass, as well as the Fiat Professional Talento.
Net revenues
The increase in EMEA Net revenues in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	higher volumes and favorable vehicle mix, mainly driven by the all-new Alfa Romeo Giulia and all-new Alfa Romeo Stelvio.

These were partially offset by:

•	negative net pricing, including depreciation of the British Pound sterling.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the nine months ended September 30, 2017 compared to the same period in 2016.

The increase in EMEA Adjusted EBIT in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to:

•	higher volumes and favorable vehicle mix;

•	lower industrial costs mainly due to purchasing and manufacturing cost efficiencies, partially offset by higher amortization of development costs and depreciation related to new vehicles; and

•	higher results from investments, primarily attributable to FCA Bank.

These were partially offset by:

•	unfavorable net pricing, related to higher incentives and negative foreign exchange transaction effects.

Adjusted EBIT for the nine months ended September 30, 2017 excluded total asset impairment charges of €56 million relating to planned changes in product portfolio.

Maserati

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
36.0	23.9	50.6%	—	Shipments (thousands of units)	10.9	10.7	1.9%	—
€2,844	€1,960	45.1%	47.0%	Net revenues (€ million)	€821	€873	(6.0)%	(1.6)%
€372	€155	140.0%	143.4%	Adjusted EBIT (€ million)	€113	€103	9.7%	12.3%
13.1%	7.9%	+520 bps	—	Adjusted EBIT margin (%)	13.8%	11.8%	+200 bps	—
Three months ended September 30, 2017
Shipments
For the three months ended September 30, 2017, Maserati shipments increased against the same period in 2016, with higher Levante volumes largely offset by lower Quattroporte volumes.
Net revenues
The decrease in Maserati Net revenues in the three months ended September 30, 2017 compared to the same period in 2016 was primarily due to:

•	negative foreign exchange effects; and

•	lower volumes to China.

These were partially offset by

•	higher volumes in the rest of Asia.

Adjusted EBIT
The increase in Maserati Adjusted EBIT in the three months ended September 30, 2017 compared to the same period in 2016 was primarily due to:

•	lower industrial costs.

This was partially offset by:

•	negative foreign exchange effects.
Nine months ended September 30, 2017
Shipments
The increase in Maserati shipments in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily attributable to the all-new Levante. Maserati shipments increased in the following key markets: Europe (+58.0 percent), China (+57.5 percent) and North America (+40.1 percent).

Net revenues
The increase in Maserati Net revenues in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily due to higher shipments partially offset by negative foreign exchange effects.
Adjusted EBIT
The increase in Maserati Adjusted EBIT in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily due to the increase in shipments and favorable mix, partially offset by negative foreign exchange effects.
Components

		Increase/(Decrease)					Increase/(Decrease)
Nine months ended September 30		2017 vs. 2016			Three months ended September 30		2017 vs. 2016
2017	2016	% Actual	% CER		2017	2016	% Actual	% CER
€7,599	€7,139	6.4%	5.7%	Net revenues (€ million)	€2,413	€2,390	1.0%	3.1%
€375	€309	21.4%	22.0%	Adjusted EBIT (€ million)	€127	€112	13.4%	16.6%
4.9%	4.3%	+60 bps	—	Adjusted EBIT margin (%)	5.3%	4.7%	+60 bps	—
Three months ended September 30, 2017
Net revenues
Net revenues in the three months ended September 30, 2017 were consistent compared to the same period in 2016, mainly due to higher volumes across all three businesses (Magneti Marelli, Comau and Teksid), partially offset by foreign exchange translation effects.
Adjusted EBIT
The increase in Adjusted EBIT in the three months ended September 30, 2017 compared to the same period in 2016 was primarily related to industrial efficiencies resulting from World Class Manufacturing initiatives at Magneti Marelli.
Adjusted EBIT for the three months ended September 30, 2017 excludes a net gain of €21 million, primarily related to net gains arising on the disposal of certain operating facilities.
Nine months ended September 30, 2017
Net revenues
The increase in Net revenues in the nine months ended September 30, 2017 compared to the same period in 2016 was mainly due to higher volumes from all three businesses (Magneti Marelli, Comau and Teksid).
Adjusted EBIT
The increase in Adjusted EBIT in the nine months ended September 30, 2017 compared to the same period in 2016 was primarily due to higher volumes and industrial efficiencies, partially offset by unfavorable mix.
Adjusted EBIT for the nine months ended September 30, 2017 excludes charges of €19 million, primarily related to the resolution of certain long-standing legal matters, net of gains from the disposal of certain operating facilities.

Liquidity and Capital Resources

Available Liquidity
The following table summarizes our total available liquidity:

(€ million)	At September 30, 2017	At December 31, 2016
Cash, cash equivalents and current securities(1)	€11,950	€17,559
Undrawn committed credit lines(2)	7,597	6,242
Available liquidity(3)	€19,547	€23,801
____________________________________________________________________________________________________
(1) Current securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.2 billion long-term dedicated credit lines available to fund scheduled investments at September 30, 2017 (€0.3 billion was undrawn at December 31, 2016).
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at September 30, 2017 decreased €4.3 billion from December 31, 2016, primarily as a result of (i) the U.S.$1,826 million (€1,721 million) of cash used for the voluntary prepayment of the outstanding principal and accrued interest of FCA US's tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”), (ii) the repayment of two notes at maturity, one with a principal amount of €850 million and one with a principal amount of €1,000 million, (iii) the repayment of other long-term debt for €1.2 billion and (iv) negative foreign exchange translation effects of €1.1 billion, which were partially offset by (v) the increase of the Group's syndicated revolving credit facility of €1.25 billion, as described below. Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section —Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current securities available at September 30, 2017, €7.0 billion, or 58.6 percent, were denominated in U.S. Dollar (€9.8 billion, or 55.7 percent, at December 31, 2016) and €2.0 billion, or 16.7 percent, were denominated in Euro (€3.3 billion, or 18.8 percent, at December 31, 2016).
Capital Market and Other Financing Transactions
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its Tranche B Term Loan due 2017. The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.
On April 12, 2017, FCA US amended the credit agreement that governs its tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”). The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. FCA US may refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty.
Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF.
At September 30, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and more than €1.3 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.
Fiat Chrysler Finance US Inc.
On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”), a finance subsidiary, was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. On May 9, 2017, FCF US registered debt securities with the SEC pursuant to the filing of an automatically effective shelf registration statement on Form F-3. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.
Medium Term Note (“MTN”) Programme
In March 2017, the Group repaid a note at maturity with a principal amount of €850 million and in June 2017, the Group repaid a note at maturity with a principal amount of €1,000 million.
Canada Health Care Trust Notes
During the three months ended September 30, 2017, FCA US's Canadian subsidiary prepaid all scheduled payments due on the Canada HCT Tranche B Note, including accrued interest, of €226 million. The prepayment was accounted for as a debt extinguishment, and as a result, a gain on extinguishment of €9 million was recorded within Net financial expenses in the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2017.
Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the nine months ended September 30, 2017 and 2016. Refer to our Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and 2016 included elsewhere in this Interim Report for additional detail.

	Nine months ended September 30
(€ million)	2017	2016
Cash flows from operating activities	€6,569	€5,522
Cash flows used in investing activities	(6,512)	(6,025)
Cash flows used in financing activities	(4,557)	(3,229)
Translation exchange differences	(1,065)	(304)
Total change in cash and cash equivalents	(5,565)	(4,036)
Cash and cash equivalents at beginning of the period	17,318	20,662
Cash and cash equivalents at end of the period	€11,753	€16,626

Operating Activities

For the nine months ended September 30, 2017, cash flows from operating activities were the result of Net profit of €2,706 million primarily adjusted: (1) to add back €4,524 million for depreciation and amortization expense, in addition to €704 million of net decrease in deferred tax assets mainly related to LATAM (refer to Note 5, Tax Expense, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report), and (2) for the negative effect of the change in working capital of €1,190 million, which was primarily driven by (i) an increase of €2,307 million in inventories mainly due to the launch of new models in EMEA, volume increases in LATAM and Maserati and inventory build-up for the launch of Alfa Romeo in APAC, (ii) an increase of €211 million in trade receivables which were partially offset by (iii) an increase of €1,160 million in trade payables mainly due to increased production volumes in NAFTA as compared to year-end December 2016, and (iv) an increase of €168 million in other payables and receivables.

For the nine months ended September 30, 2016, cash flows from operating activities were primarily the result of (i) Net profit of €1,405 million adjusted to add back depreciation and amortization expense of €4,462 million, (ii) a net increase of €720 million in provisions mainly due to the increase in the warranty provision in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata, as well as estimated costs for a planned recall for which there is ongoing litigation with a component supplier, net of pension contributions in the U.S. and Canada of €406 million, which were partially offset by (iii) the negative effect of the change in working capital of €1,261 million primarily driven by (a) €1,138 million increase in inventories, mainly related to the increased production of new vehicle models in EMEA and Maserati, (b) €180 million decrease of trade payables, mainly related to lower volumes of production in EMEA and NAFTA in the three months ended September 30, 2016 and (c) €86 million increase in trade receivables, which were partially offset by (d) €143 million increase in net other current assets and liabilities.
Investing Activities
For the nine months ended September 30, 2017, cash used in investing activities was primarily the result of €6,482 million of capital expenditures, including €1,942 million of capitalized development expenditures. An increase in the portfolio of financial services companies of €234 million, mainly attributed to increased dealer and retail financing in APAC, partially offset by the proceeds received of €144 million from the sale of the investment in CNH Industrial N.V. (“CNHI”), which was recognized in the Change in securities line item within the Statement of Cash Flows (refer to Note 14, Fair Value Measurement, in the Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report).
For the nine months ended September 30, 2016, cash used in investing activities was primarily the result of (i) €5,894 million of capital expenditures, including €1,794 million of capitalized development costs to support investments in existing and future products mainly related to the operations in NAFTA and EMEA and (ii) a total of €102 million for investments in joint ventures, associates and unconsolidated subsidiaries which primarily related to an additional investment in the GAC FCA JV.
Financing Activities
For the nine months ended September 30, 2017, cash used in financing activities was primarily the result of (i) the voluntary prepayment of the outstanding principal and accrued interest of U.S.$1,826 million (€1,721 million) of the FCA US Tranche B Term Loan due 2017 and (ii) the repayment at maturity of two notes under the MTN Programme, one with a principal amount of €850 million and one with a principal amount of €1,000 million, (iii) the prepayment of the remaining scheduled payments of the Canada Health Care Trust Tranche B Note for a total of €226 million and the net repayment of other debt, primarily in Brazil.
For the nine months ended September 30, 2016, cash used in financing activities was primarily the result of (i) the voluntary prepayment of principal on the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion), (ii) the repayment at maturity of a note issued under the GMTN Programme for a total principal amount of €1,000 million, (iii) the prepayment of the remaining scheduled payments of the Canada Health Care Trust Tranche C Note for a total of €101 million and (iv) repayments of other medium-term borrowings of €1,690 million, which were partially offset by (v) proceeds from the issuance of notes under the GMTN Programme for a total principal amount of €1,250 million and (vi) proceeds from new medium-term borrowings for a total of €787 million.

Net debt and Net industrial debt
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net debt between industrial activities and financial services.
The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not, however, provide financing to third parties. Financial services includes companies that provide retail and dealer financing as well as leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand. In addition, activities of financial services include providing factoring services to industrial activities, as an alternative to factoring from third parties. Operating results of such financial services activities are included within the respective region or sector in which they operate.
Net industrial debt (i.e., Net debt of industrial activities) is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance. Net industrial debt is computed as: debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for-trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt. Net industrial debt should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial debt depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial debt should therefore be evaluated alongside these other measures as reported under IFRS for a complete view of the Company’s capital structure and liquidity.
The following table summarizes our Net debt and Net industrial debt at September 30, 2017 and December 31, 2016 and provides a reconciliation of Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position, to Net debt.

	At September 30, 2017			At December 31, 2016
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third party debt (principal)	€(17,340)	€(1,328)	€(18,668)	€(22,499)	€(1,535)	€(24,034)
Capital market(1)	(9,875)	(441)	(10,316)	(12,055)	(417)	(12,472)
Bank debt	(6,444)	(779)	(7,223)	(9,026)	(733)	(9,759)
Other debt(2)	(1,021)	(108)	(1,129)	(1,418)	(385)	(1,803)
Accrued interest and other adjustments(3)	34	(6)	28	(11)	(3)	(14)
Debt	(17,306)	(1,334)	(18,640)	(22,510)	(1,538)	(24,048)
Intercompany, net(4)	763	(763)	—	627	(627)	—
Current financial receivables from jointly-controlled financial services companies(5)	177	—	177	80	—	80
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(16,366)	(2,097)	(18,463)	(21,803)	(2,165)	(23,968)
Derivative financial assets/(liabilities), net and collateral deposits(6)	165	35	200	(144)	(6)	(150)
Current Available-for-sale and Held-for-trading-securities	197	—	197	204	37	241
Cash and cash equivalents	11,599	154	11,753	17,167	151	17,318
Debt classified as held for sale	—	—	—	(9)	—	(9)
Total Net debt	€(4,405)	€(1,908)	€(6,313)	€(4,585)	€(1,983)	€(6,568)
 ____________________________________________________________________________________________________
(1) Includes notes (€9,859 million at September 30, 2017 and €12,055 million at December 31, 2016) and other debt instruments (€457 million at September 30, 2017 and €417 million at December 31, 2016) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes the Canada Health Care Trust (“HCT”) notes (€0 million at September 30, 2017 and €261 million at December 31, 2016), asset backed financing, (i.e., sales of receivables for which de-recognition is not allowed under IFRS) (€112 million at September 30, 2017 and €411 million at December 31, 2016), arrangements accounted for as a lease under IFRIC 4-Determining whether an arrangement contains a lease, and other financial payables.
(3) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest as well as other amortizing cost adjustments.
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€931 million at September 30, 2017 and €755 million at December 31, 2016) and industrial activities entities' financial payables due to financial services entities (€168 million at September 30, 2017 and €128 million at December 31, 2016).
(5) Financial receivables due from FCA Bank.
(6) Fair value of derivative financial instruments (net positive €63 million at September 30, 2017 and net negative €218 million at December 31, 2016) and collateral deposits (€137 million at September 30, 2017 and €68 million at December 31, 2016).

At September 30, 2017, Net debt of €6,313 million was €255 million lower than Net debt of €6,568 million at December 31, 2016. Net debt from industrial activities decreased by €180 million reflecting the €144 million proceeds received from the sale of the investment in CNHI and Cash flow from operations of  €6.5 billion that fully offset the capital expenditures in the period (refer to -Cash Flows - Operating Activities, above).

Net debt from financial services decreased by €75 million, due to foreign exchange translation effects. At CER, net debt from financial services increased by €56 million, as a consequence of growing dealer and retail financing in APAC, partly offset by the reduction of the financing activity in Europe.

Risks and Uncertainties

Except as noted below, the Group believes that the risks and uncertainties identified for the nine months ended September 30, 2017 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in Item 3D of the Group's Form 20-F for the year ended December 31, 2016 filed with the SEC on February 28, 2017, and the Annual Report for the year ended December 31, 2016 filed with the AFM also on February 28, 2017 and the Semi-Annual Report as of and for the three and six months ended June 30, 2017 filed with the SEC on July 31, 2017. Those risks and uncertainties should be read in conjunction with this Interim Report.

Regarding the risk factor, We are subject to risks relating to international markets and exposure to changes in local conditions and trade policies, as well as economic, geopolitical or other events, the Group adds the following:

“In late July 2017, the Brazilian tax authorities issued an instruction that could affect our ability to apply federal tax credits generated in certain operations to offset federal taxes arising from other operations. While it is more likely than not that there will be no significant impact from this particular instruction, given the current economic conditions in Brazil, new tax laws may be introduced or changes to the application of existing tax laws may occur that could have a material adverse effect on our business, financial condition and results of operations.”

Regarding the risk factor, Laws, regulations and governmental policies, including those regarding increased fuel economy requirements and reduced greenhouse gas emissions, have a significant effect on how we do business and may adversely affect our results of operations, the Group adds the following:

“In September 2017, China’s Ministry of Industry and Information Technology released administrative rules regarding corporate average fuel consumption (“CAFC”) and new energy vehicle (“NEV”) credits that will become effective on April 1, 2018. Non-compliance with the CAFC or NEV targets in these administrative rules can be offset through carry-forward CAFC credits, transfer of CAFC credits within affiliates, or the purchase of NEV credits, however the market availability and pricing of these credits is unclear at this time. In addition, Chinese regulators may, in the future, retroactively apply the CAFC requirements and penalties to 2016 and 2017 calendar years through the issuance of a separate order. If we are unable to comply with these requirements and offset the deficit, our sales or production of new vehicles that fail to meet CAFC targets could be suspended until we recover the credit deficit. Although we continue to evaluate their specific impact, these regulations could materially adversely affect our business, financial condition and results of operations.”

Outlook
The Group confirms full-year guidance for 2017:

Net revenues	€115 - €120 billion
Adjusted EBIT	> €7.0 billion
Adjusted net profit	> €3.0 billion
Net industrial debt	< €2.5 billion

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
Net revenues	3	€26,414	€26,836	€82,058	€81,299
Cost of revenues		22,280	22,971	69,363	69,928
Selling, general and other costs		1,712	1,824	5,459	5,477
Research and development costs		781	789	2,481	2,354
Result from investments		103	80	305	221
Reversal of a Brazilian indirect tax liability	13	—	—	895	—
Gains on disposal of investments		27	8	76	13
Restructuring costs/(reversal)		10	(1)	89	66
Net financial expenses	4	321	528	1,126	1,531
Profit before taxes		1,440	813	4,816	2,177
Tax expense	5	530	207	2,110	772
Net profit		€910	€606	€2,706	€1,405

Net profit attributable to:
Owners of the parent		911	608	2,693	1,391
Non-controlling interests		(1)	(2)	13	14
		€910	€606	€2,706	€1,405

Earnings per share:	18
Basic earnings per share		€0.593	€0.402	€1.755	€0.920
Diluted earnings per share		€0.584	€0.388	€1.734	€0.890

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2017	2016	2017	2016
Net profit (A)		€910	€606	€2,706	€1,405

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	17
Gains on re-measurement of defined benefit plans		—	4	—	6
Tax effect		—	(1)	—	(3)
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	3	—	3

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	17
(Losses)/Gains on cash flow hedging instruments		(36)	129	104	(43)
Gains/(Losses) on available-for-sale financial assets		—	6	11	(6)
Foreign exchange (losses)/gains		(474)	(54)	(1,645)	(223)
Share of Other comprehensive loss for equity method investees		(26)	(31)	(73)	(79)
Tax effect		15	(38)	12	49
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		(521)	12	(1,591)	(302)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		(521)	15	(1,591)	(299)

Total Comprehensive income (A)+(B)		€389	€621	€1,115	€1,106

Total Comprehensive income attributable to:
Owners of the parent		€389	€623	€1,100	€1,092
Non-controlling interests		—	(2)	15	14
		€389	€621	€1,115	€1,106

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At September 30, 2017	At December 31, 2016
Assets
Goodwill and intangible assets with indefinite useful lives	7	€13,601	€15,222
Other intangible assets		11,376	11,422
Property, plant and equipment		29,391	30,431
Investments accounted for using the equity method		1,972	1,793
Other financial assets	14	500	649
Deferred tax assets		2,164	3,699
Trade and other receivables	8	744	581
Tax receivables		87	93
Accrued income and prepaid expenses		332	372
Other non-current assets		388	359
Total Non-current assets		60,555	64,621
Inventories	6	13,704	12,121
Assets sold with a buy-back commitment		2,145	1,533
Trade and other receivables	8	7,433	7,273
Tax receivables		209	206
Accrued income and prepaid expenses		438	389
Other financial assets	14	593	762
Cash and cash equivalents		11,753	17,318
Assets held for sale		—	120
Assets held for distribution		—	—
Total Current assets		36,275	39,722
Total Assets		€96,830	€104,343
Equity and liabilities
Equity	17
Equity attributable to owners of the parent		€20,304	€19,168
Non-controlling interests		157	185
Total Equity		20,461	19,353
Liabilities
Long-term debt	12	12,131	16,111
Employee benefits liabilities	10	8,421	9,052
Provisions	11	5,876	6,520
Other financial liabilities	14	5	16
Deferred tax liabilities		235	194
Other liabilities	13	2,560	3,628
Total Non-current liabilities		29,228	35,521
Trade payables		22,186	22,655
Short-term debt and current portion of long-term debt	12	6,509	7,937
Other financial liabilities	14	238	681
Employee benefits liabilities	10	653	811
Provisions	11	8,718	9,317
Other liabilities	13	8,837	7,971
Liabilities held for sale		—	97
Total Current liabilities		47,141	49,469
Total Equity and liabilities		€96,830	€104,343

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Nine months ended September 30
	Note	2017	2016
Cash flows from operating activities:
Net profit		€2,706	€1,405
Amortization and depreciation		4,524	4,462
Change in inventories, trade and other receivables and payables		(1,190)	(1,261)
Dividends received		49	123
Change in provisions		57	720
Change in deferred taxes	5	704	112
Other changes		(281)	(39)
Total		6,569	5,522
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(6,482)	(5,894)
Investments in joint ventures, associates and unconsolidated subsidiaries		(16)	(102)
Proceeds from disposal of other investments		—	45
Net change in receivables from financing activities		(234)	(231)
Change in securities		174	134
Other changes		46	23
Total		(6,512)	(6,025)
Cash flows used in financing activities:
Issuance of notes		—	1,250
Repayment of notes	12	(1,850)	(1,000)
Issuance of other long-term debt		575	787
Repayment of other long-term debt	12	(2,898)	(3,591)
Net change in short-term debt and other financial assets/liabilities		(379)	(534)
Other changes		(5)	(141)
Total		(4,557)	(3,229)
Translation exchange differences		(1,065)	(304)
Total change in Cash and cash equivalents		(5,565)	(4,036)
Cash and cash equivalents at beginning of the period		17,318	20,662
Cash and cash equivalents at end of the period		€11,753	€16,626

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

        FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2015	€17	€15,455	€70	€2,492	€(26)	€(1,098)	€(105)	€163	€16,968
Net profit	—	1,391	—	—	—	—	—	14	1,405
Other comprehensive loss/(income)	—	(2)	6	(221)	(6)	3	(79)	—	(299)
Share-based compensation	—	73	—	—	—	—	—	—	73
Capital increase	—	—	—	—	—	—	—	14	14
Other changes(1)	—	(67)	49	(36)	—	6	—	(11)	(59)
At September 30, 2016	€17	€16,850	€125	€2,235	€(32)	€(1,089)	€(184)	€180	€18,102
____________________________________________________________________________________________
(1) Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016 as well as the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A.

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2016	€19	€17,312	€(63)	€2,912	€(11)	€(768)	€(233)	€185	€19,353
Net profit	—	2,693	—	—	—	—	—	13	2,706
Disposal of publishing business(1)	—	(64)	—	—	—	5	—	(28)	(87)
Other comprehensive income/(loss)	—	—	112	(1,643)	11	—	(73)	2	(1,591)
Share-based compensation(2)	—	98	—	—	—	—	—	—	98
Other changes	—	(3)	—	—	—	—	—	(15)	(18)
At September 30, 2017	€19	€20,036	€49	€1,269	€—	€(763)	€(306)	€157	€20,461
______________________________________
(1) Refer to Note 2, Scope of Consolidation
(2) Includes €33 million tax benefit related to the long-term incentive plans.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on October 25, 2017 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2016 included within the 2016 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2016”). The accounting policies are consistent with those used at December 31, 2016, except as described in the section —New standards and amendments effective from January 1, 2017 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation —Use of estimates in the FCA Consolidated Financial Statements at December 31, 2016.
New standards and amendments effective from January 1, 2017
The following amendments, which were effective from January 1, 2017, were adopted by the Group. The adoption of these amendments had no effect on the Interim Condensed Consolidated Financial Statements.

•	Amendments to IAS 12 - Income Taxes (“IAS12”) that clarify how to account for deferred tax assets related to debt instruments measured at fair value.

_____________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2016 for a description of new standards not yet effective as of September 30, 2017.

•
With regards to IFRS 15 – Revenue from contracts with customers (“IFRS 15”), which was issued by the IASB in May 2014 and amended in September 2015 and which has an effective date from January 1, 2018, the Group expects to adopt the provisions of IFRS 15 and all its amendments using the modified retrospective method with a cumulative adjustment to equity as of January 1, 2018. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration it expects to receive using a five-step process. The new standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. We expect that the majority of our revenue will continue to be recognized in a manner consistent with accounting guidance in prior years with the exception of the sale of vehicles that are subject to a guaranteed resale value with a put option as well as shipping and handling activities that occur after control of the vehicle passes to the customer. Under the new standard, such vehicles with a put option for which the customer does not have a significant economic incentive to exercise, will be recognized as revenue when control transfers upon shipment of the vehicles, rather than treated as an operating lease in accordance with prior guidance. The initial impact of this change will depend on the quantity of vehicles subject to these terms as of December 31, 2017. Shipping and handling activities, when arranged by FCA after control of the vehicle passes to the customer, will be a separate performance obligation in the vehicle sale arrangement  for which control passes when the shipping activities are complete. Under current guidance, these activities are not considered a separately identifiable component from the vehicle. The impact upon adoption for shipping and handling activities is expected to be immaterial.  The Group finished its evaluation of its Components reportable segment and concluded that there are no material changes expected upon the adoption of the new standard.

•
In July 2014, the IASB issued IFRS 9 - Financial Instruments. The improvements introduced by the new standard include an approach for classification and measurement of financial assets driven by cash flow characteristics and the business model in which an asset is held, a single “expected credit loss” impairment model for financial assets rather than only incurred loss as is the case under IAS 39 for financial assets that are measured at amortized cost, and a substantially reformed approach for general hedge accounting. The Group is in the process of completing the assessment of applying IFRS 9, however it does not expect a material impact on the consolidated financial statements. The Group will apply the new rules retrospectively from January 1, 2018, with the practical expedients permitted by the standard, except for hedge accounting, which will be generally applied prospectively, with some limited exceptions.

•
In May 2017, the IASB issued IFRS 17 - Insurance Contracts, which replaces IFRS 4 Insurance Contracts. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner and insurance obligations to be accounted for using current values, instead of historical cost. The new standard requires current measurement of the future cash flows and the recognition of profit over the period that services are provided under the contract. IFRS 17 also requires entities to present insurance service results (including presentation of insurance revenue) separately from insurance finance income or expenses, and requires an entity to make an accounting policy choice of whether to recognize all insurance finance income or expenses in profit or loss or to recognize some of those income or expenses in other comprehensive income. The standard is effective for annual periods beginning on or after January 1, 2021 with earlier adoption permitted. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 - Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of tax-related contingencies within IAS 12. The Interpretation is applicable for annual reporting periods beginning on or after January 1, 2019 and it provides a choice of two transition approaches: (i) retrospective application using IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, only if the application is possible without the use of hindsight, or (ii) retrospective application with the cumulative effect of the initial application recognized as an adjustment to equity on the date of initial application and without restatement of the comparative information. The date of initial application is the beginning of the annual reporting period in which an entity first applies this Interpretation. We are currently evaluating the implementation and the impact of adoption of the Interpretation on our Consolidated Financial Statements.

•
In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9), allowing companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss, effective January 1, 2019. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

•
In October 2017, the IASB issued Long-term interests in associates and joint ventures (Amendments to IAS 28), clarifying that companies account for long-term interests in an associate or joint venture to which the equity method is not applied using IFRS 9, effective January 1, 2019. We are currently evaluating the impact of adoption on our Consolidated Financial Statements.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the nine months ended September 30, 2017	At September 30, 2017	At December 31, 2016	For the nine months ended September 30, 2016	At September 30, 2016
U.S. Dollar (U.S.$)	1.114	1.181	1.054	1.116	1.116
Brazilian Real (BRL)	3.535	3.764	3.431	3.957	3.621
Chinese Renminbi (CNY)	7.577	7.853	7.320	7.346	7.446
Canadian Dollar (CAD)	1.455	1.469	1.419	1.475	1.469
Mexican Peso (MXN)	21.008	21.461	21.772	20.426	21.739
Polish Zloty (PLN)	4.265	4.304	4.410	4.358	4.319
Argentine Peso (ARS)	18.069	20.717	16.707	16.207	17.076
Pound Sterling (GBP)	0.873	0.882	0.856	0.803	0.861
Swiss Franc (CHF)	1.095	1.146	1.074	1.094	1.088

2. Scope of consolidation
On August 1, 2016, FCA announced the signing of a framework agreement which set out terms of the proposed integration through a merger between FCA's consolidated media and publishing subsidiary, Italiana Editrice S.p.A (“Itedi”), in which FCA had a 77 percent ownership interest, and the Italian media group, GEDI Gruppo Editoriale S.p.A. (“GEDI”), previously known as Gruppo Editoriale L’Espresso S.p.A., (the “Merger”). All the conditions precedent for the Merger were met and all regulatory approvals from Italian state authorities that regulate the publishing and media sectors were received in June 2017. All the necessary steps for the Merger were completed and on June 27, 2017, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), transferred 100 percent of the shares of Itedi to GEDI in exchange for newly issued GEDI shares, resulting in CIR S.p.A., the controlling shareholder of GEDI, holding a 43.4 percent ownership interest in GEDI, FCA holding 14.63 percent and Ital Press holding 4.37 percent. Following the completion of the Merger on June 27, 2017, FCA distributed its entire interest in GEDI to holders of FCA common shares on July 2, 2017 in the ratio of 0.0484 GEDI ordinary shares for each FCA common share.
As a result, the Group recorded a gain of €49 million within Gains on disposal in the Condensed Consolidated Income Statements for nine months ended September 30, 2017.

3. Net revenues
Net revenues were as follows:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
	(€ million)
Revenues from:
Sales of goods	€25,490	€25,971	€79,270	€78,761
Services provided	515	564	1,660	1,659
Contract revenues	234	143	687	450
Interest income of financial services activities	41	37	116	108
Lease installments from assets sold with a buy-back commitment	134	121	325	321
Total Net revenues	€26,414	€26,836	€82,058	€81,299

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
	(€ million)
Interest income and other financial income	€38	€57	€131	€157

Financial expenses:
Interest expense and other financial expenses	243	405	874	1,126
Write-down of financial assets	5	24	13	52
Losses on disposal of securities	—	—	5	5
Net interest expense on employee benefits provisions	72	87	229	258
Total Financial expenses	320	516	1,121	1,441

Net expenses from derivative financial instruments and exchange rate differences	39	69	136	247

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	359	585	1,257	1,688

Net financial expenses	€321	€528	€1,126	€1,531

5. Tax expense

Tax expense was as follows:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
	(€ million)
Current tax expense	€294	€189	€753	€650
Deferred tax expense	245	14	1,414	111
Tax (benefit)/expense relating to prior periods	(9)	4	(57)	11
Total Tax expense	€530	€207	€2,110	€772
The effective tax rate was 37 percent and 25 percent for the three months ended September 30, 2017 and 2016, respectively. The increase in the effective tax rate was primarily due to reduced tax credits.
The effective tax rate was 44 percent and 35 percent for the nine months ended September 30, 2017 and 2016, respectively. The increase in the effective tax rate was primarily due to reduced tax credits and a decrease of deferred tax assets in Brazil of €734 million, partially offset by tax benefits recorded on changes to prior years' tax positions and improved performance in EMEA and LATAM.
                The decrease in the deferred tax assets in Brazil is composed of:

•	€281 million related to the reversal of the Brazilian indirect tax liability mentioned above; and

•
€453 million that was written off as the Group revised its outlook on Brazil to reflect the slower pace of recovery and outlook for the subsequent years, largely resulting from increased political uncertainty, and concluded that a portion of the deferred tax assets in Brazil was no longer recoverable.

                These items are excluded from Group Adjusted net profit.

6. Inventories

	At September 30, 2017	At December 31, 2016
	(€ million)
Raw materials, supplies and finished goods	€13,508	€12,056
Amount due from customers for contract work	196	65
Total Inventories	€13,704	€12,121
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At September 30, 2017	At December 31, 2016
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€1,061	€959
Less: Progress billings	(1,098)	(1,130)
Construction contracts, net of advances on contract work	(37)	(171)
Amount due from customers for contract work as an asset	196	65
Less: Amount due to customers for contract work as a liability included in Other liabilities - current (Note 13)	(233)	(236)
Construction contracts, net of advances on contract work	€(37)	€(171)

7. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at September 30, 2017 and 2016 are summarized below:

	At September 30, 2017	At December 31, 2016
	(€ million)
Goodwill	€10,560	€11,817
Other intangible assets with indefinite useful lives	3,041	3,405
Total Goodwill and intangible assets with indefinite useful lives	€13,601	€15,222
The decrease during the nine months ended September 30, 2017 was primarily related to foreign currency translation of the U.S. Dollar to the Euro.

8. Trade and other receivables
Trade and other receivables consisted of the following:

	At September 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,497	€—	€2,497	€2,479	€—	€2,479
Receivables from financing activities	2,433	202	2,635	2,407	171	2,578
Other receivables	2,503	542	3,045	2,387	410	2,797
Total Trade and other receivables	€7,433	€744	€8,177	€7,273	€581	€7,854

Receivables from financing activities included the following:

	At September 30, 2017	At December 31, 2016
	(€ million)
Dealer financing	€1,993	€2,115
Retail financing	350	286
Finance leases	6	6
Other	286	171
Total Receivables from financing activities	€2,635	€2,578

Transfer of assets
At September 30, 2017, the Group had receivables that had not yet come due which were transferred without recourse and were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €6,603 million (€6,573 million at December 31, 2016). The transfers related to trade receivables and other receivables of €5,294 million (€5,467 million at December 31, 2016) and financial receivables of €1,309 million (€1,106 million at December 31, 2016). These amounts included receivables of €4,112 million (€4,077 million at December 31, 2016), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.

9. Share-based compensation

Performance Share Units

In March 2017, FCA awarded a total of 2,264,000 Performance Share Units (“PSU”) to certain key employees under the framework equity incentive plan, as described in Note 27, Equity, in the FCA Consolidated Financial Statements at December 31, 2016. The PSU awards, which represent the right to receive FCA common shares, have financial performance goals that include a net income target as well as total shareholder return (“TSR”) target, with each weighted at 50 percent and settled independently of the other. Half of the award will vest based on our achievement of the targets for net income (“PSU NI awards”) covering a three-year period from 2016 to 2018 and will have a payout scale ranging from 0 percent to 100 percent. The remaining 50 percent of the PSU awards (“PSU TSR awards”) are based on market conditions and have a payout scale ranging from 0 percent to 150 percent. The PSU TSR awards performance period covers a two-year period starting in December 2016 through 2018. Accordingly, the total number of shares that will eventually be issued may vary from the original award of 2.26 million units. The PSU awards will vest in the first quarter of 2019 if the respective performance goals for the years 2016 to 2018 are achieved.

The vesting of the PSU NI awards will be determined by comparing the Group's net profit excluding unusual items to the net income targets derived from the Group's business plan for the corresponding period. The performance period for the PSU NI awards commenced on January 1, 2016. As the performance period commenced substantially prior to the commencement of the service period, which coincides with the grant date, the Company determined that the net income target did not meet the definition of a performance condition under IFRS 2 - Share-based Payment, and therefore is required to be accounted for as a non-vesting condition. As such, the fair values of the PSU NI awards were calculated using a Monte Carlo simulation model.
Restricted Share Units
In March 2017, FCA awarded 2,264,000 Restricted Share Units (“RSUs”) to certain key employees of the Company which represent the right to receive FCA common shares. These shares will vest in two equal tranches in the first quarter of 2018 and 2019. The fair values of the awards were measured using the FCA stock price on the grant date.

Including previously granted awards, total expense for the PSU and RSU awards of €19 million and €65 million was recorded for the three and nine months ended September 30, 2017, respectively. Total expense for the PSU and RSU awards of €24 million and €48 million was recorded for the three and nine months ended September 30, 2016, respectively. The total number of PSU and RSU awards outstanding at September 30, 2017 were 19,814,053 and 7,570,313 respectively, including the awards in March 2017 referred to above and a further 8,500 PSU and 29,940 RSU additional awards granted subsequently with the same vesting conditions.
Anti-dilution
The documents governing FCA's long-term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that impacts our capital structure. In January 2017, as a result of the distribution of the Company's 16.7 percent ownership interest in RCS Media Group S.p.A. to holders of its common shares on May 1, 2016, the Compensation Committee of FCA approved a conversion factor of 1.005865 that was applied to outstanding PSU awards and RSU awards at December 31, 2016 to make equity award holders whole for the resulting diminution in the value of an FCA common share. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

10. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At September 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€34	€4,740	€4,774	€38	€4,980	€5,018
Health care and life insurance plans	131	2,081	2,212	145	2,321	2,466
Other post-employment benefits	96	817	913	110	877	987
Other provisions for employees	392	783	1,175	518	874	1,392
Total Employee benefits liabilities	€653	€8,421	€9,074	€811	€9,052	€9,863
The decrease during the nine months ended September 30, 2017 was primarily related to foreign currency translation of the U.S. Dollar to the Euro.
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended September 30
	2017		2016
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€45	€6	€52	€6
Interest expense	261	26	285	33
Interest (income)	(219)	—	(234)	—
Other administrative costs	27	—	20	—
Total	€114	€32	€123	€39

	Nine months ended September 30
	2017		2016
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€133	€22	€133	€26
Interest expense	824	83	860	93
Interest (income)	(688)	—	(702)	—
Other administrative costs	74	—	70	—
Total	€343	€105	€361	€119
A total of €119 million of contributions to our pension plans were made in the nine months ended September 30, 2017.

11. Provisions

	At September 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,733	€4,121	€6,854	€2,905	€4,637	€7,542
Sales incentives	5,132	—	5,132	5,749	—	5,749
Other provisions and risks	853	1,755	2,608	663	1,883	2,546
Total Provisions	€8,718	€5,876	€14,594	€9,317	€6,520	€15,837
A total provision of €89 million was recognized during the nine months ended September 30, 2017 for workforce restructuring costs, of which €77 million was recognized within the LATAM segment and €13 million was recognized within the Components segment (refer to Note 19, Segment reporting).

12. Debt

	At September 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€2,486	€7,616	€10,102	€2,565	€9,786	€12,351
Borrowings from banks	3,045	3,849	6,894	4,025	5,378	9,403
Asset-backed financing	112	—	112	410	—	410
Other debt	866	666	1,532	937	947	1,884
Total Debt	€6,509	€12,131	€18,640	€7,937	€16,111	€24,048
Notes
In March 2017, the Group repaid a note at maturity with a principal amount of €850 million and in June 2017, the Group repaid a note at maturity with a principal amount of €1,000 million that were issued through the Medium Term Note (“MTN”) Programme (previously referred to as the Global Medium Term Note Programme, or “GMTN” Programme).
Borrowings from banks
FCA US Tranche B Term Loans
On February 24, 2017, FCA US prepaid the outstanding principal and accrued interest for its tranche B term loan maturing May 24, 2017 (the “Tranche B Term Loan due 2017”). The prepayment of U.S.$1,826 million (€1,721 million) was made with cash on hand and did not result in a material loss on extinguishment.
On April 12, 2017, FCA US amended the credit agreement that governs its tranche B term loan maturing on December 31, 2018 (the “Tranche B Term Loan due 2018”). The amendment reduced the applicable interest rate spreads by 0.50 percent per annum and reduced the LIBOR floor by 0.75 percent per annum, to 0.00 percent. In addition, the base rate floor was eliminated. As a result, the Tranche B Term Loan due 2018 bears interest, at FCA US's option, either at a base rate plus 1.0 percent per annum or at LIBOR plus 2.0 percent per annum. FCA US may refinance or re-price the Tranche B Term Loan due 2018 without premium or penalty. At September 30, 2017, €849 million, including accrued interest, was outstanding under FCA US's Tranche B Term Loan due 2018 (€948 million at December 31, 2016).

Revolving Credit Facilities
In March 2017, the Group amended its syndicated revolving credit facility originally signed in June 2015 (as amended, the “RCF”). The amendment increased the RCF from €5.0 billion to €6.25 billion and extended the RCF’s final maturity to March 2022. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion, with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively, and €3.125 billion, with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the new costs associated with the amendment will be amortized over the life of the amended RCF.
At September 30, 2017, undrawn committed credit lines totaling €7.6 billion included the €6.25 billion RCF and more than €1.3 billion of other revolving credit facilities. At December 31, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities.
Fiat Chrysler Finance US Inc.
On March 6, 2017, Fiat Chrysler Finance US Inc. (“FCF US”) was incorporated under the laws of Delaware and became an indirect, 100 percent owned subsidiary of the Company. FCF US is a finance subsidiary as defined in Rule 3-10(b) of Regulation S-X. On May 9, 2017, FCF US registered debt securities with the SEC pursuant to the filing of an automatically effective shelf registration statement on Form F-3. If FCF US issues debt securities, they will be fully and unconditionally guaranteed by the Company. No other subsidiary of the Company will guarantee such indebtedness.
Other debt
Canada Health Care Trust Notes
During the three months ended September 30, 2017, FCA US's Canadian subsidiary prepaid all scheduled payments due on the Canada HCT Tranche B Note, including accrued interest, of €226 million. The prepayment was accounted for as a debt extinguishment, and as a result, a gain on extinguishment of €9 million was recorded within Net financial expenses in the Interim Condensed Consolidated Income Statements for the three and nine months ended September 30, 2017.

13. Other liabilities
Other liabilities consisted of the following:

	At September 30, 2017			At December 31, 2016
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€2,706	€—	€2,706	€2,081	€—	€2,081
Accrued expenses and deferred income	1,679	2,275	3,954	1,320	2,428	3,748
Indirect taxes payables	650	21	671	667	968	1,635
Payables to personnel	1,068	23	1,091	1,006	34	1,040
Social security payables	310	7	317	312	7	319
Amounts due to customers for contract work (Note 6)	233	—	233	236	—	236
Other	2,191	234	2,425	2,349	191	2,540
Total Other liabilities	€8,837	€2,560	€11,397	€7,971	€3,628	€11,599

On January 20, 2017, the last installment of U.S.$175 million (€166 million), which was included within Other current liabilities, was paid on the obligation arising from the memorandum of understanding entered into in January 2014 by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America.
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2016, Indirect taxes payables includes federal taxes on commercial transactions accrued by the Group's Brazilian subsidiaries for which the Group (as well as a number of important industrial groups that operate in Brazil) was awaiting a decision by the Brazilian Supreme Court regarding its claim alleging double taxation.
On March 15, 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the base for calculating a federal tax on revenue. At June 30, 2017, the Group determined that the likelihood of economic outflow related to such indirect taxes was no longer probable and the total liability of €895 million that FCA had accrued but not paid for such taxes for the period from 2007 to 2014 was reversed. Due to the materiality of this item and its effect on our results, the amount is presented separately in the line Reversal of a Brazilian indirect tax liability in the Interim Condensed Consolidated Income Statements for the nine months ended September 30, 2017, and is composed of €547 million, originally recognized as a reduction to Net revenues, and €348 million, originally recognized within Net financial expenses.
The Brazilian Supreme Court issued summary written minutes of its ruling on September 29, 2017 and Trial Minutes on October 2, 2017. On October 19, 2017, the Brazilian government filed its appeal against the PIS/COFINS over ICMS decision. Due to the uncertainty of scope of the application of the Supreme Court ruling taking into account the government’s appeal and request for modulation, and due to Brazil’s current heightened political and economic uncertainty, management believes a risk of economic outflow is still greater than remote.

14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2017 and December 31, 2016:

	At September 30, 2017				At December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Available-for-sale:
Available-for-sale investments	€3	€16	€—	€19	€135	€16	€—	€151
Available-for-sale securities	40	2	12	54	84	2	12	98
Held-for-trading:
Held-for-trading investments	46	—	—	46	49	—	—	49
Held-for-trading securities	195	—	—	195	203	—	—	203
Collateral deposits	137	—	—	137	68	—	—	68
Derivative financial assets	—	280	26	306	—	458	21	479
Cash and cash equivalents	10,860	893	—	11,753	15,790	1,528	—	17,318
Total Assets	€11,281	€1,191	€38	€12,510	€16,329	€2,004	€33	€18,366
Derivative financial liabilities	—	242	1	243	—	695	2	697
Total Liabilities	€—	€242	€1	€243	€—	€695	€2	€697

During the nine months ended September 30, 2017, there were no transfers between levels in the fair value hierarchy.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The carrying value of Cash and cash equivalents usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).

The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended September 30
	2017		2016
	Securities	Derivative financial assets/(liabilities)	Securities	Derivative financial assets/(liabilities)
	(€ million)
At July 1	€12	€29	€12	€—
Gains/(Losses) recognized in Consolidated Income Statement	1	9	—	(9)
(Losses)/Gains recognized in Other comprehensive income/(loss)	(1)	—	—	36
Issues/Settlements	—	(13)	—	2
At September 30	€12	€25	€12	€29

	Nine months ended September 30
	2017		2016
	Securities	Derivative financial assets/(liabilities)	Securities	Derivative financial assets/(liabilities)
	(€ million)
At January 1	€12	€19	€12	€(35)
Gains/(Losses) recognized in Consolidated Income Statement	1	14	—	(29)
(Losses)/Gains recognized in Other comprehensive income/(loss)	(1)	20	—	67
Issues/Settlements	—	(28)	—	26
At September 30	€12	€25	€12	€29
Gains/(losses) included in the Condensed Consolidated Income Statement for the three and nine months ended September 30, 2017 and 2016 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) for the three and nine months ended September 30, 2017 and 2016 were included within Cash flow hedge reserve.
On March 21, 2017, the Group completed the sale of its available-for-sale investment in CNH Industrial N.V. (“CNHI”), which consisted of 15,948,275 common shares representing 1.17 percent of CNHI’s common shares for an amount of €144 million. The sale did not result in a material gain. The additional 15,948,275 special voting shares owned by the Group, which had not been attributed any value, expired upon the sale of the CNHI common shares.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value for current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2017		At December 31, 2016
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,993	€1,992	€2,115	€2,115
Retail financing		350	345	286	285
Finance leases		6	6	6	6
Other		286	286	171	171
Total Receivables from financing activities	8	€2,635	€2,629	€2,578	€2,577

Notes		€10,102	€10,939	€12,351	€13,164
Other debt		8,426	8,448	11,287	11,311
Asset-backed financing		112	112	410	410
Total Debt	12	€18,640	€19,499	€24,048	€24,885
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available, are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At September 30, 2017, €10,932 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2016, €13,157 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At September 30, 2017, €6,936 million and €1,512 million of Other Debt was classified within Level 2 and Level 3, respectively. At December 31, 2016, €9,424 million and €1,887 million of Other Debt were classified within Level 2 and Level 3, respectively.

15. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2016, for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statements were as follows:

	Three months ended September 30
	2017				2016
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net Financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net Financial expenses
	(€ million)
Joint arrangements and associates	€917	€568	€(23)	€7	€1,105	€644	€6	€7
CNHI	€129	€79	€1	€—	€133	€106	€2	€—
Ferrari	€17	€77	€1	€—	€20	€74	€—	€—

	Nine months ended September 30
	2017				2016
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net Financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net Financial expenses
	(€ million)
Joint arrangements and associates	€3,180	€2,141	€(91)	€24	€3,264	€1,969	€14	€21
CNHI	€404	€236	€—	€—	€408	€323	€4	€—
Ferrari	€65	€250	€1	€—	€59	€155	€—	€7

Assets and liabilities from significant transactions with related parties were as follows:

	At September 30, 2017					At December 31, 2016
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€570	€388	€291	€87	€23	€440	€570	€186	€169	€26
CNHI	€66	€61	€13	€—	€1	€80	€82	€15	€—	€4
Ferrari	€20	€66	€—	€—	€—	€25	€75	€—	€—	€—

16. Guarantees granted, commitments and contingent liabilities
Litigation
On May 23, 2017, the Environmental and Natural Resources Division of the U.S. Department of Justice (“DOJ-ENRD”) filed a civil lawsuit against us in connection with concerns raised by the U.S. Environmental Protection Agency (“EPA”) in its Notice of Violation dated January 12, 2017 related to certain software-based features in the emissions control systems in approximately 100,000 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles. The complaint alleges that software-based features were not disclosed to the EPA as required during the vehicle emissions certification process, resulting in violations of the Clean Air Act. The complaint also alleges that certain of the software features bypass, defeat or render inoperative the vehicles’ emission control systems, causing the vehicles to emit higher levels of oxides of nitrogen (NOx) during certain normal real world driving conditions than during federal emissions tests. Subsequent to the publication of the Notice of Violation, a number of private lawsuits relating to the vehicles were filed in U.S. state and federal courts principally on behalf of consumers making a number of claims including violation of consumer protection laws.

We have been working with the EPA and the California Air Resources Board (“CARB”) to clarify issues related to the Company’s emissions control systems technology and announced in May that we had developed updated emissions software calibrations for our model year 2017 light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles that we believe address the agencies’ concerns. Following this, we continued to work with the agencies on vehicle testing and refinements to these calibrations. The 2017 model year updates include modified emissions software calibrations, with no required hardware changes, and we believe that the modifications do not negatively impact the fuel efficiency or performance of the vehicles.  On July 27 and 28, 2017, respectively, we received vehicle emissions certifications from CARB and the EPA permitting the production and sale of our 2017 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles in all 50 states. We will continue to work with the EPA and CARB to seek their permission to use these modified emissions software calibrations to update the emissions control systems in our 2014-2016 model year light-duty Ram 1500 and Jeep Grand Cherokee diesel vehicles.

We continue to cooperate fully with the EPA, CARB, DOJ-ENRD and other agencies in their continuing investigations, but intend to defend vigorously against any claims that we engaged in a deliberate scheme to install defeat devices to cheat emissions tests. We also intend to defend vigorously against any consumer claims including those based on violation of consumer protection laws. We are unable to predict the outcome of these investigations and litigation at this stage and due to the range of possible outcomes, we are unable to reliably estimate a range of probable losses.

In addition, refer to Note 28, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2016 for information on the Group's other pending litigation proceedings and governmental investigations.

Sevel S.p.A.
As part of the Sevel cooperation agreement with Peugeot-Citroen SA (“PSA”), the Group was party to a call agreement with PSA whereby, from July 1, 2017 to September 30, 2017, the Group would have the right to acquire the residual interest in the joint operation Sevel with effect from December 31, 2017.  During the three months ended September 30, 2017, the Group did not exercise its right to acquire the residual interest in the joint operation Sevel and such right has expired.

17. Equity
Share capital
At September 30, 2017, share capital of FCA amounted to €19 million (€19 million at December 31, 2016) and consisted of 1,537,294,190 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,527,965,719 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2016).
Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
	(€ million)		(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains on re-measurement of defined benefit plans	€—	€4	€—	€6
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	4	—	6

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	(40)	198	32	161
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	4	(69)	72	(204)
Total Gains/(Losses) on cash flow hedging instruments	(36)	129	104	(43)
Gains/(Losses) on available-for-sale financial assets	—	6	11	(6)
Foreign exchange (losses)/gains	(474)	(54)	(1,645)	(223)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(19)	(24)	(57)	(65)
Share of Other comprehensive (loss) for equity method investees reclassified to the Consolidated Income Statement	(7)	(7)	(16)	(14)
Total Share of Other comprehensive (loss) for equity method investees	(26)	(31)	(73)	(79)
Total Items that may be reclassified to the Consolidated Income Statement (B2)	(536)	50	(1,603)	(351)
Total Other comprehensive income/(loss) (B1)+(B2)	(536)	54	(1,603)	(345)
Tax effect	15	(39)	12	46
Total Other comprehensive income/(loss), net of tax	€(521)	€15	€(1,591)	€(299)

The tax effect relating to Other comprehensive income/(loss) was as follows:

	For the three months ended September 30
	2017			2016
	Pre-tax balance	Tax income	Net balance	Pre-tax balance	Tax income	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€—	€—	€—	€4	€(1)	€3
Gains/(Losses) on cash flow hedging instruments	(36)	15	(21)	129	(38)	91
Gains/(Losses) on available- for-sale financial assets	—	—	—	6	—	6
Foreign exchange (losses)/gains	(474)	—	(474)	(54)	—	(54)
Share of Other comprehensive loss for equity method investees	(26)	—	(26)	(31)	—	(31)
Total Other comprehensive income/(loss)	€(536)	€15	€(521)	€54	€(39)	€15

	For the nine months ended September 30
	2017			2016
	Pre-tax balance	Tax expense	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€—	€—	€—	€6	€(3)	€3
Gains/(Losses) on cash flow hedging instruments	104	12	116	(43)	49	6
Gains/(Losses) on available- for-sale financial assets	11	—	11	(6)	—	(6)
Foreign exchange losses	(1,645)	—	(1,645)	(223)	—	(223)
Share of Other comprehensive loss for equity method investees	(73)	—	(73)	(79)	—	(79)
Total Other comprehensive income/(loss)	€(1,603)	€12	€(1,591)	€(345)	€46	€(299)

18. Earnings per share
Basic earnings per share
Basic earnings per share for the three and nine months ended September 30, 2017 and 2016 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during the periods. In addition, for the three and nine months ended September 30, 2016, the weighted average number of shares outstanding included the minimum number of common shares to be converted as a result of the issuance of the mandatory convertible securities (which were mandatorily converted into FCA common shares in December 2016).
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended September 30
		2017	2016
Net profit attributable to owners of the parent	million	€911	€608
Weighted average number of shares outstanding	thousand	1,537,294	1,512,811
Basic earnings per share	€	€0.593	€0.402

		Nine months ended September 30
		2017	2016
Net profit attributable to owners of the parent	million	€2,693	€1,391
Weighted average number of shares outstanding	thousand	1,534,872	1,512,136
Basic earnings per share	€	€1.755	€0.920

Diluted earnings per share
In order to calculate the diluted earnings per share for the three months ended September 30, 2017, the weighted average number of shares outstanding has been increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at September 30, 2017 as determined using the treasury stock method. In addition, for the three and nine months ended September 30, 2016, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the mandatory convertible securities based on FCA's share price and pursuant to the terms of the prospectus of the mandatory convertible securities.
For the three and nine months ended September 30, 2017, the theoretical effect that would arise if some of the additional PSU and RSU awards granted after March 30, 2017 (refer to Note 9 - Share-based compensation) were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.

There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three and nine months ended September 30, 2016.

The following tables summarize the amounts used to calculate the diluted earnings per share for the three and nine months ended September 30, 2017 and 2016:

		Three months ended September 30
		2017	2016
Net profit attributable to owners of the parent	million	€911	€608
Weighted average number of shares outstanding	thousand	1,537,294	1,512,811
Number of shares deployable for share-based compensation	thousand	21,642	13,668
Number of shares deployable for mandatory convertible securities	thousand	—	39,155
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,558,936	1,565,634
Diluted earnings per share	€	€0.584	€0.388

		Nine months ended September 30
		2017	2016
Net profit attributable to owners of the parent	million	€2,693	€1,391
Weighted average number of shares outstanding	thousand	1,534,872	1,512,136
Number of shares deployable for share-based compensation	thousand	18,535	11,753
Number of shares deployable for mandatory convertible securities	thousand	—	39,155
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,553,407	1,563,044
Diluted earnings per share	€	€1.734	€0.890

19. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA); Maserati, our global luxury brand segment; and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker,” for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. The Group's global Components reportable segment deals with the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems and exhaust systems, powertrain components, engine control units, plastic molding components, cast iron and aluminum components, as well as the design and production of industrial automation systems and related products for the automotive industry.
Other activities include the results of the activities and businesses that are not operating segments under IFRS 8 – Operating Segments. In addition, Unallocated items and eliminations include consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 – Operating Segments, the related information is not provided. The following tables summarize selected financial information by segment for the three and nine months ended September 30, 2017 and 2016:

	Mass-Market Vehicles
Three months ended September 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,126	€2,115	€782	€4,975	€821	€2,413	€164	€(982)	€26,414
Revenues from transactions with other segments	(9)	(5)	(5)	(34)	(8)	(815)	(106)	982	—
Revenues from external customers	€16,117	€2,110	€777	€4,941	€813	€1,598	€58	€—	€26,414

Net profit									€910
Tax expense									€530
Net financial expenses									€321
Adjustments:
Impairment expense(1)	—	24	—	56	—	—	—	—	80
Tianjin (China) port explosions insurance recoveries(2)	—	—	(68)	—	—	—	—	—	(68)
Restructuring costs/(reversal)(3)	—	5	—	—	—	6	—	(1)	10
Gains on disposal of investments	—	—	—	—	—	(27)	—	—	(27)
Other	—	—	—	—	—	—	—	2	2
Adjusted EBIT	€1,286	€59	€109	€127	€113	€127	€(33)	€(30)	€1,758

Share of profit of equity method investees	€—	€—	€19	€75	€—	€3	€2	€1	€100
__________________________
(1) Impairment expense relates to changes in product portfolio in LATAM and EMEA.
(2) Refer to Results by Segment-APAC
(3) Refer to Note 11, Provisions.

	Mass-Market Vehicles
Three Months Ended September 30, 2016	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,810	€1,491	€861	€5,070	€873	€2,390	€191	€(850)	€26,836
Revenues from transactions with other segments	(14)	26	(6)	(6)	(3)	(746)	(101)	850	—
Revenues from external customers	€16,796	€1,517	€855	€5,064	€870	€1,644	€90	€—	€26,836

Net profit									€606
Tax expense									€207
Net financial expenses									€528
Adjustments:
Impairment expense	—	3	—	—	—	13	—	—	16
Costs for recall - contested with supplier	157	—	—	—	—	—	—	—	157
Restructuring costs/(reversal)	(8)	5	—	(1)	—	5	—	(2)	(1)
Gains on disposal of investments	—	—	—	—	—	(8)	—	—	(8)
Other	—	—	(6)	—	—	—	1	—	(5)
Adjusted EBIT	€1,281	€(16)	€21	€104	€103	€112	€(36)	€(69)	€1,500

Share of profit of equity method investees	€—	€—	€10	€67	€—	€1	€3	€—	€81

	Mass-Market Vehicles
Nine months ended September 30, 2017	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€49,307	€5,798	€2,424	€16,615	€2,844	€7,599	€540	€(3,069)	€82,058
Revenues from transactions with other segments	(39)	(13)	(23)	(94)	(18)	(2,575)	(307)	3,069	—
Revenues from external customers	€49,268	€5,785	€2,401	€16,521	€2,826	€5,024	€233	€—	€82,058

Net profit									€2,706
Tax expense									€2,110
Net financial expenses									€1,126
Adjustments:
Reversal of a Brazilian indirect tax liability(1)	—	—	—	—	—	—	—	—	(895)
Impairment expense(2)	—	77	—	56	—	2	—	—	135
Tianjin (China) port explosions insurance recoveries	—	—	(68)	—	—	—	—	—	(68)
Restructuring costs/(reversal)(3)	—	77	—	—	—	13	—	(1)	89
Resolution of certain Components legal matters	—	—	—	—	—	43	—	—	43
Gains on disposal of investments(4)	—	—	—	—	—	(27)	—	(49)	(76)
Other	—	—	—	—	—	(12)	—	2	(10)
Adjusted EBIT	€3,878	€99	€174	€505	€372	€375	€(134)	€(109)	€5,160

Share of profit of equity method investees	€—	€—	€51	€224	€—	€9	€9	€1	€294
__________________________
(1) As this liability related to the Group’s Brazilian operations in multiple segments, it was not attributed to the results of the related segments.
(2) Impairment expense in EMEA relates to changes in product portfolio. Impairment expense in LATAM relates to product portfolio changes and the impairment of certain real estate assets in Venezuela due to the continued deterioration of the economic conditions in Venezuela.
(3) Refer to Note 11, Provisions.
(4) Refer to Note 2, Scope of Consolidation.

	Mass-Market Vehicles
Nine months ended September 30, 2016	NAFTA	LATAM	APAC	EMEA	Maserati	Components	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€51,425	€4,271	€2,767	€15,880	€1,960	€7,139	€571	€(2,714)	€81,299
Revenues from transactions with other segments	(28)	(31)	(16)	(91)	(8)	(2,243)	(297)	2,714	—
Revenues from external customers	€51,397	€4,240	€2,751	€15,789	€1,952	€4,896	€274	€—	€81,299

Net profit									€1,405
Tax expense									€772
Net financial expenses									€1,531
Adjustments:
Impairment expense	—	3	—	—	—	13	—	—	16
Recall campaigns - airbag inflators	414	—	—	—	—	—	—	—	414
Costs for recall - contested with supplier	157	—	—	—	—	—	—	—	157
NAFTA capacity realignment	156	—	—	—	—	—	—	—	156
Restructuring costs/(reversal)	(10)	50	—	5	—	22	—	(1)	66
Currency devaluations	—	19	—	—	—	—	—	—	19
Gains on disposal of investments	—	—	—	—	—	(8)	(5)	—	(13)
Other	—	—	(16)	—	—	—	—	—	(16)
Adjusted EBIT	€3,882	€(5)	€75	€343	€155	€309	€(116)	€(136)	€4,507

Share of profit of equity method investees	€2	€—	€13	€198	€—	€3	€—	€1	€217